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Exhibit (a)(1)(K)

May 9, 2006

iVOW, INC.

Re:
Amended and Restated Offer to Exchange

To the Holders of Original Warrants:

        This letter is to inform you and all the holders of our warrants issued on (i) February 9, 2004, with an exercise price of $19.70 per share (the "February 2004 Warrants"), (ii) May 26, 2004, with an exercise price of $9.50 or $10.20 per share (the "May 2004 Warrants"), (iii) July 26, 2005, with an exercise price of $3.00 per share (the "July 2005 Warrants") and (iv) February 22, 2006, with an exercise price of $3.18 per share (the "February 2006 Warrants") (collectively, the "Original Warrants"), by iVOW, Inc., a Delaware Corporation (the "Company"), that we have amended our warrant exchange program (the "Offer to Exchange") applicable to the outstanding Original Warrants. Enclosed herewith please find a copy of our Amended and Restated Offer to Exchange, which reflects the changes to the Offer to Exchange.

        Specifically, we have amended the Offer to Exchange such that:

  (1)
  The Offer to Exchange will remain open until 5:00 p.m. (Pacific Daylight Time) on Monday, June 12, 2006 (the "Expiration Date"); and

  (2)
  The exercise period of warrants issued upon tender of the Original Warrants pursuant to the Offer to Exchange (the "Exchanged Warrants") is extended to June 22, 2006, which is the tenth day after the Expiration Date.

Except as summarized above, the terms and conditions of the Offer to Exchange and the Exchanged Warrants are the same as described in the Offer to Exchange, dated April 21, 2006, that was previously delivered to you.

        In addition to the Amended and Restated Offer to Exchange, enclosed are revised forms of the Election to Participate, Notice of Withdrawal and forms of Exchanged Warrants which constitute the "Offer." These materials provide information regarding the Offer and instructions as to how you can participate. You should read all of the materials carefully before you decide whether to tender any of your Original Warrants for exchange.

        If you have already submitted an Election to Participate and your Original Warrant (or an Affidavit of Lost Warrant), you do not need to submit new documents to the Company in response to this package.

        To participate in the Offer to Exchange, you must complete and return the Election to Participate prior to the expiration of the Offer to Exchange, which is 5:00 p.m. (Pacific Daylight Time) on Monday, June 12, 2006. You must also return your Original Warrant (or an Affidavit of Lost Warrant) to the Company for cancellation. At any time prior to the Expiration Date, you may withdraw your election to participate in the Offer to Exchange by submitting a Notice of Withdrawal to the Company, in which case your Original Warrant will be returned promptly to you.

        We are also allowing the holders of warrants to purchase units, consisting of shares of our common stock and a July 2005 Warrant, held by representatives of the selling agent that participated in our July 2005 private placement (the "2005 Selling Agent Warrants") and the holders of warrants to purchase units, consisting of shares of our common stock and a February 2006 Warrant, held by representatives of the selling agent that participated in our February 2006 private placement (the "2006 Selling Agent Warrants") to participate in the Offer to Exchange. In addition to the participation requirements set forth in the preceding paragraph, the holders of the 2005 Selling Agent Warrants will be required to exercise their 2005 Selling Agent Warrant prior to the Expiration Date in accordance with the existing terms of such warrants in order to receive the underlying July 2005 Warrant that may be exchanged in the Offer to Exchange. Similarly, the holders of the 2006 Selling Agent Warrants will be required to exercise their 2006 Selling Agent Warrants prior to the Expiration Date in accordance with the existing terms of such warrant in order to receive the underlying February 2006 Warrant that may be exchanged in the Offer to Exchange.

        Thank you for your time in reviewing this offer.

Very truly yours,
/s/ Michael H. Owens
iVOW, Inc. Michael H. Owens, M.D. President and Chief Executive Officer

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  Exhibit (a)(1)(K)